NEWS RELEASE
Contact: Chuck Provini
(585) 286-9180
Info@NatcoreSolar.com

Natcore Technology Closes First Tranche
Of Private Placement

Rochester, NY — (July 28, 2015) — Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF) is pleased to announce it has completed the first tranche of its proposed non-brokered private placement, as announced on July 20, 2015. Gross proceeds of $540,000.00 were raised through the sale of 1,000,000 units at a price of $0.54 per unit. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase of a further common share at $0.74 for a period of three years.

All securities issued in the initial tranche are subject to a hold period in Canada expiring on November 24, 2015. Proceeds of the placement will be applied to further development of Natcore’s technologies and general working capital.

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Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.